UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA

National Securities Market Commission

Markets Area. Directorate of Supervision.

C/Edison 4

28006 - Madrid

Seville, November 18, 2014

Dear Sirs,

In accordance with Article 82 of Law 24/1988 on the securities market, Abengoa, S.A. (the “Company” or “Abengoa”) hereby informs the National Securities Market Commission of the following

Significant Event

On 30 September 2012, the Extraordinary General Shareholders’ Meeting of Abengoa, under point six of the agenda, resolved to modify Article 8 of the company’s bylaws in order to introduce a conversion right that enables shareholders of the company’s Class A shares to convert them into Class B shares, until 31 December 2017 (the “Conversion Right”). The meeting also resolved to reduce the share capital by lowering the par value of a number of Class A shares, to be determined, by 0.99 euros per share, by creating a restricted reserve in accordance with Article 335 c) of the Capital Companies Act, integrating the shares for which the par value is reduced from their conversion into Class B shares; as well as requesting the admission to trading of the Class B shares and delegating the necessary powers to implement all of the above.

At the end of the eleventh partial conversion period that ran from July 16, 2014 to October 15, 2014 (the “Conversion Period”), the company had received requests to convert a total of one hundred ninety-six thousand and forty-one (196,041) Class A shares into Class B shares (the “Shares Affected by the Conversion”), for which the par value will be reduced from one (1) euro per share to one cent (€0.01) per share, reducing the Share Capital for an amount of one hundred ninety-four thousand eighty euros and fifty-nine cents (194.080,59 €) in accordance with the resolutions adopted by the Extraordinary General Shareholders’ Meeting of Abengoa of 30 September 2012 referred to in the above paragraph.

As a result of the foregoing, the Shares Affected by the Conversion has been integrated, without being redeemed or exchanged and without interruption, within the Class B shares (the “New Class B shares”). The aforementioned capital reduction has been duly registered in the Mercantile Register.

Having filed the relevant requests with the Governing Corporations of the Stock Exchanges of Madrid and Barcelona (the “Stock Exchanges”) and with the National Securities Market Commission (the “CNMV”), the CNMV has confirmed compliance with the requirements for admission to trading on the Stock Exchanges of Madrid and Barcelona, which are planning to admit the New Class B Shares for trading, 19, November 2014.

Daniel Alaminos Echarri

Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: November 18, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary